Third Quarter Report: 2005

2005 THIRD QUARTER HIGHLIGHTS

Barbrook Gold Mine
▪
Gold production decreased to 1,497 ounces (Q2: 1,712 ounces) as a result of gold losses in the carbon removal circuit and having to mill development ore which reduced the mining grade. The plant feed-grade for the quarter was 4.37 g/t (Q2: 4.80 g/t). Compared to the nine months to September 2004, gold production increased by over 400% from 801 ounces to 4,134 ounces.

▪	The plant throughput at 20,451 tonnes (Q2: 18,528 tonnes) was the highest since the plant restart in 2003.
▪
Expansion of the metallurgical plant to treat 15,000 tonnes per month is currently underway. Initial construction started in late September and is expected to take 3 to 4 months at an estimated cost of $1.51 million to be funded from operating cash flows. The plant expansion incorporates ultra-fine milling, flash flotation of the whole primary mill discharge, and an eight-tank new Resin-in-Leach (RIL) circuit with longer retention time.

▪	As previously reported, the decision on the construction of a Biox® plant will be deferred until this plant expansion is completed and has been assessed.

Exploration
▪	First phase of drilling on the Grasvally platinum property was completed in August with a total of 979 meters drilled during the quarter to complete the four-hole program.
▪	Exploration drilling at Rooipoort and adjoining areas of Grasvally has identified a number of target areas. A drilling program for 2006 is under preparation.
▪	A series of exploration targets has been identified along 12km of known gold bearing structures at the Eersteling Gold Project. Exploration in these areas is planned for 2006.
▪	Four holes totaling 392 meters were drilled adjacent to the Stellaria diamondiferous kimberlite at the Kikerk Lake joint venture in Canada.
▪	Eleven targets have been identified for the Mulonga Plain drilling program which was started in October.

Corporate
▪	During September, Caledonia amended the terms of 27,232,909 outstanding share purchase warrants. All the warrants were exercisable at $0.11 per share on or before October 31, 2005.
▪	During the quarter, 625,000 warrants were exercised, raising $69,000. Subsequently, a further 16,238,962 were exercised, raising an additional $1,786,000.
▪	Discussions with a number of large cobalt end-users continue with a view to signing long- term purchase agreements.

2005 OBJECTIVES and ACHIEVEMENTS

2005 Objectives	Achievements to end September 2005
▪ Return Barbrook Gold Mine in South Africa to economic gold production.

Over 400% increase in gold production compared to the nine months to September 2004, from 801 ounces to 4,134 ounces and tonnes milled have increased from 20,296 to 51,676. Commenced capital projects to expand the mine and plant throughput to 15,000 tpm.

2005 Objectives	Achievements to end September 2005
▪ Continue developing additional reserves and resources at Barbrook Gold Mine.	Development during the quarter was focused on opening up the ore bodies for mining and on the development of additional ore reserves.
▪ Obtain the Prospecting Rights for the Grasvally portions of the Rooipoort Platinum Exploration Project.	Obtained the Prospecting Rights for Grasvally. Drilling programme completed with 4,094 metres drilled during the second and third quarters on Grasvally.
▪ Complete the feasibility studies of installing a Biox® bacterial leach and/or ultra-fine milling and/or Dense Media Separation circuit at Barbrook Gold Mine and commence construction.

Biox® testwork was almost complete at the end of the third quarter. Updated Biox® operating costs have been determined. The test results will enable a final Biox® plant design to be completed. The design will be tailored to the current plant expansion, however the decision to proceed with Biox® will be postponed until the plant expansion has been assessed. Ultra fine-milling testwork has been completed and shows a significant reduction in gold residue losses from the plant. There is also a potential saving in the milling cost. Ultra fine-milling is included in the 15,000 tpm plant expansion circuit.

▪ Identify the platinum resource on the Rooipoort and Grasvally properties which form the Rooipoort Platinum Exploration Project in South Africa.

Commenced modeling of the deposit, based on the drilling results, to produce grade tonnage and percentage waste curves in order to develop insitu mineable values for the various scenarios. This will form the basis for reporting an "inferred resource", i.e. potentially economic based on the mining and processing criteria.

▪  From the existing exploration information and the recently completed high resolution airborne Geophysics and Soil Chemical Programs, identify and drill possible extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

Follow-up aeromagnetic survey and gold-in-soil results together with compilation of previous work has highlighted the near surface gold potential along 12km of known gold bearing structures in the Eersteling area. Similar compilation in the Zandrivier area has identified a number of potential target structures for similar work.

▪ Confirm the feasibility of producing an economic cobalt concentrate from the Nama property in Zambia. Construct a pilot plant at Nama to produce a cobalt concentrate for testing.	Further testwork by Mintek continued. Reinterpretation of the airborne geophysical data was commenced and completed during July. A number of as yet untested areas have been identified for follow-up.
▪ Conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama or possibly form a strategic alliance to achieve this objective.

Signed Letter of Intent with a Refinery and they have commenced preliminary testwork. An amendment to the existing Environmental Brief to allow pilot plant operations has been approved by the Environmental Council of Zambia.

2005 Objectives	Achievements to end September 2005
▪ Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.	Discussion ongoing with various interested parties.
▪ Expand the Board of Directors to address ongoing Corporate Governance requirements.	Rupert Pardoe joined the Board as non-executive Chairman and the various Board Committees were restructured accordingly.
▪ Implement succession plans for senior executive and operational staff.	Succession plan developed and being considered.
▪ Strengthen the Investor Relations and Public Relations functions.	Appointed BuckBias as Caledonia’s IR and PR consultants for all markets.
▪ List Caledonia on the London Stock Exchange Alternative Investment Market with an issue of new shares to support the activities required to meet these objectives.	Caledonia successfully listed on AIM on June 27 with an issue of 34,888,888 new shares.

Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the quarterly report. All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the audited 2004 consolidated annual financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, none of whom is a member of management. This Committee meets with management to ensure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

(“Signed”) S. E. Hayden President and Chief Executive Officer	(“Signed”) M.D. Tombs Vice-President Finance and Chief Financial Officer

CALEDONIA MINING CORPORATION    November 1, 2005

Management’s Discussion and Analysis
Expressed in Canadian Dollars

This discussion provides updated information to the Management Discussion and Analysis contained in Caledonia’s Annual Report for 2004 and in the Second Quarter 2005 Report. Where no comments are made, there are no updates to report since the publication of the Second Quarter Report on August 12, 2005.

OPERATIONAL REVIEW

Barbrook Mines Limited

The momentum of production improvements reported in the second quarter continued in July and August. During September, production was affected by crusher problems. Tonnage milled during the quarter totaled 20,451 grading 4.37 g/t (Q2: 18,582 tonnes grading 4.80 g/t). Gold production decreased by 11% to 47kg (1,497 ounces) compared to 53kg (1,712 ounces) in the second quarter largely the result of metallurgical recoveries decreasing to 52% compared to 60% and the milling of development ore which dropped the mill feed grade. The decrease in metallurgical recoveries resulted from gold losses in the carbon separation circuit. A new Metallurgical Plant Manager was appointed and started work during late September 2005.

As reported last quarter, the mining sequence necessitated that a lower than average grade block of ore be mined during July and August adversely affecting the feed grade to the plant. A concerted effort was made to improve the grade from underground however this did not materialize in the plant feed because of dilution from lower grade material in both the underground and surface stockpiles.

To improve mining efficiency and working conditions, long-hole drilling equipment was commissioned in the stoping area in October.

Because of the crusher problems underground crews have concentrated on development advance. In addition to opening up Taylor’s zone on 7 level, stope preparation work has been conducted for Taylor’s zone on 10A level and for Twala’s zone on 10 level.

Development to access the Victory/Daylight zone from the main tramming level is continuing. This development will provide an opportunity to transport ore from these zones to the metallurgical plant.

Development advance during the quarter totaled 857 meters compared with 656 meters advance in the second quarter.

Design for a plant expansion to 15,000 tonnes per month were finalized and initial construction began in September. The cost is estimated at $1.51 million and will be funded from operating cash flows. Construction will take 3 to 4 months and incorporates the present crusher circuit, the installed and rehabilitated 1,300kw primary mill, a new flash flotation cell treating the whole mill discharge, the existing rougher, scavenger and cleaner (partial) flotation sections. The flotation concentrate will be cleaned of the preg-robbing organic carbon contaminant in an expanded Deister table/multi wash-cyclone circuit. The virtually carbon-free concentrate will be ultra-fine milled in a new milling circuit, pre-oxidised/conditioned in an expanded “Aachen” circuit.

Gold will be recovered in a new and larger eight-tank RIL section using existing, rehabilitated carbon-in-leach tanks from the original Barbrook circuit and a new resin elution plant and expanded gold electro-winning circuit.

Ultra fine-milling testwork has been completed and shows a significant reduction in gold residue losses from the plant. There is also a potential saving in the milling cost. Ultra fine-milling is included in the plant expansion.

As mentioned last quarter, the decision on whether or not to construct a Biox® metallurgical process has been deferred until the expanded plant is operational in 2006 and its gold recoveries can be economically quantified. However, in preparation of a final decision, Biox® testwork was almost complete at the end of the third quarter and updated Biox® operating costs have been determined. The test results will enable a final Biox® plant design to be completed.

Tragically, one of our employees was killed in an underground accident at Barbrook on October 7, 2005. An enquiry into the accident was held by Barbrook management and by the Department of Mines and Energy (“DME”). The results of the DME enquiry are awaited.

Barbrook Mines Ltd. - Production Results 3rd Quarter
		2005	2004
Ore mined	Tonnes	22,931	11,824
Development advance	Meters	857	628
Ore milled	Tonnes	20,451	11,567
Grade milled	g/t	4.37	5.60
Gold sold	Ounces	1,497	386

During October a failure in the electrical earth (grounding) protection was identified on the Barbrook property. This required upgrading of the electrical infrastructure. The Barbrook operation was interrupted for two weeks while this work was carried out. Operations resumed on October 31st.

CONSOLIDATED FINANCIAL RESULTS

For the quarter ended September 30, 2005, Caledonia recorded an operating loss of $1.3 million ($0.004 per share) compared with an operating loss of $1.9 million ($0.006 per share) in 2004 and an operating loss of $0.7 million ($0.003 per share) in 2003.

The net loss after all expenses, increased amortization charges as a result of a change in application of the amortization policy (see Note 3), ongoing exploration and assay costs, Nama testwork costs and unrealized exchange losses (see Note 3) was $2.6 million ($0.008 per share) for the quarter ended September 30, 2005. Previously reported results, which excluded amortization, were a net loss of $2.2 million ($0.008 per share) in 2004 and a net loss of $1.1 million ($0.005 per share) in 2003.

Financing

During the quarter, 625,000 warrants were exercised, raising $69,000. Subsequently, a further 16,238,962 were exercised, raising an additional $1,786,000. Barbrook outsourced its consumable stores operation resulting in a once-off cash inflow of $543,000 from the sale of its consumables inventory.

EXPLORATION AND PROJECT DEVELOPMENT

Eersteling Gold Exploration Project, South Africa
Field work focussed on mapping of known mineralised reef structures around the Doreen Shaft and the Pienaar and Girlie Reefs. Compilation of previous information was integrated with the results of the high resolution aeromagnetic survey flown in January 2005 and gold-in-soil sampling completed in the 1st quarter.

The near surface gold potential of at least 8km of gold bearing structures along the Doreen, Pienaar and Girlie structures was highlighted. Only Girlie has been systematically drilled (by Anglo American in 1980’s) and has a shaft to 60m with limited development. Pienaar was excavated on surface to 10m depth by Eersteling’s predecessors in early 1990’s. Doreen has a 60m shaft and 100m of underground development on strike as well as a number of old winzes in an oxide zone and has been systematically trenched. These trenches are currently being cleaned and resampled. This will be followed by similar work along the Pienaar strike. Apart from the 220m Franka shaft that was used to access and mine the Maltz reef by previous owners, all other reefs are essentially unmined.

Diamond drilling is planned to commence early in 2006 to systematically test the structures initially to 100m depth.

Zandrivier Mine Area, South Africa
This area lies some 20km ENE of the Eersteling Mine Area. Similar compilation of previous records has commenced. Integration with new high resolution aeromagnetic survey flown in January 2005 will assist to identify priority target areas for further work.

Rooipoort Platinum Exploration Project, South Africa
In all forty five holes totalling 16,594 meters have been drilled at Rooipoort and have produced a wealth of geological and assay data that provides a platform for further assessment of the platinum group elements / nickel / copper and gold potential of this and adjoining properties.

Exploration work on the Rooipoort Project has proved the existence of extensive zones of platinum group elements and gold, nickel and copper sulphide mineralization in rocks that can be correlated with the Critical Zone of the Bushveld Complex, the host to nearly all the major producing platinum mines in the world.

Grasvally Platinum Exploration Project, South Africa
A total of 979 meters was drilled on the Grasvally property during the quarter. This completes the current phase of drilling. Composite results from the nine holes drilled at Grasvally will be included in the Project Status Report.

Eric Roodt B.Sc (Hons), Pr.Nat.Sci., Senior Geologist is the Qualified Person for the Eersteling, Rooipoort and Grasvally Exploration Projects.

Nama Cobalt Project, Zambia
Caledonia has signed a Letter of Intent with a large cobalt refinery as the first step towards an agreement for the long-term supply of cobalt concentrates from Nama. The refinery is conducting preliminary metallurgical testwork on concentrate samples recovered from the “A” anomaly at Nama. This work is expected to be completed during the fourth quarter. Provided that a commercial process is satisfactory, the details of the long-term purchase agreement will be finalized and a pilot plant will be built as soon as practical at Nama with technical assistance from the refinery.

A re-interpretation of the airborne geophysics was completed during the quarter and has identified hitherto untested areas for further exploration and improved the understanding of the structural control over the mineralization of the properties. A follow-up study is now being commissioned to confirm these conclusions. This work should be completed by year end.

Discussions are being held with a number of other large cobalt end-users regarding long-term purchase agreements.

Kikerk Lake Diamond Project, Canada
The summer drilling program consisting of four holes and totaling 392 meters was completed in August. Three holes were drilled close to the Stellaria diamondiferous kimberlite, the fourth hole tested an unresolved indicator mineral anomaly 200 meters east of Stellaria. The drilling indicates a rapid decrease in kimberlite mass immediately east and west of the Stellaria discovery holes.

Mulonga Plain Diamond Project, Zambia
Eleven targets have been identified for the drilling program which started in September and is progressing well. The drill program, which will be completed in the fourth quarter, is concentrating on the eastern portion of the extensive (120 x 15 kilometer) high-abundance kimberlitic indicator mineral anomaly identified by Motapa Diamonds Inc., the Project Manager. An airborne gravity survey was flown over this eastern portion at the end of last year. The targets being tested include both gravity and magnetic anomalies.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

On September 14, 2005 Caledonia amended the terms of 27,232,909 outstanding share purchase warrants which had exercise dates from September 29 to October 26, 2005 and were exercisable at $0.55 per share. All warrants became exercisable at $0.11 per share on or before October 31, 2005, of which 16,863,962 were exercised and the balance expired unexercised.

As at September 30, 2005 the following securities were outstanding:

336,626,174 common shares.
16,898,000 common share purchase options at an average price of $0.21 maturing at various dates until February 1, 2015.
26,607,909 common share purchase warrants exercisable at a price of $0.11 per share until October 31, 2005.

Barbrook elected to outsource its consumable stores operation to a division of Afrox Safety Limited (“Afrox”) that specializes in stores management. In addition to the anticipated ongoing cost benefits, Afrox purchased the existing inventory of consumables at the full book value of $543,000, paid on commencement of the outsourcing arrangement in October.

Both the exercising of the warrants and the outsourcing agreement added significantly to cash reserves in the fourth quarter.

Caledonia Mining Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars)

(Unaudited)	September 30, 2005	December 31, 2004
Assets
Current
Cash and short term deposits	94	6,470
Accounts receivable	361	316
Inventories	621	508
Prepaid expenses	168	187
	1,244	7,481
Investment at cost	79	79
Capital assets	6,897	7,158
Mineral properties	11,452	8,948
	19,672	23,666

Liabilities and Shareholders’ Equity
Current
Accounts payable	1,066	1,062

Provision for site restoration	407	423
	1,473	1,485

Shareholders’ Equity
Share capital (Note 1)	176,539	173,304
Contributed surplus	742	480
Compensation warrants	468	321
Deficit	(159,550)	(151,924)
	18,199	22,181
	19,672	23,666

On behalf of the Board:

(“Signed”)
            Director
F. C. Harvey

(“Signed”)
            Director
J. Johnstone

Caledonia Mining Corporation
Consolidated Statements of Deficit
(in thousands of Canadian dollars)

	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2005	2004	2003	2005	2004	2003
Deficit, beginning of period	(156,986)	(145,180)	(128,955)	(151,924)	(142,020)	(127,325)
Net (loss) for the period	(2,564)	(2,250)	(1,080)	(7,626)	(5,410)	(2,710)
Deficit, end of period	(159,550)	(147,430)	(130,035)	(159,550)	(147,430)	(130,035)

Consolidated Statements of Operations
(in thousands of Canadian dollars except per share amounts)

	Three month period ended September 30,			Nine month period ended September 30,
	2005	2004	2003	2005	2004	2003
Revenue and operating costs
Revenue from sales	743	202	259	2,189	372	312
Operating costs	2,052	2,054	929	6,193	4,765	2,249
Operating profit (loss)	(1,309)	(1,852)	(670)	(4,004)	(4,393)	(1,937)

Costs and expenses
General and administrative	341	365	378	1,565	1,324	1,006
Interest	4	(10)	24	9	53	63
Other expense (income) (Note 3)	910	43	8	2,048	(347)	(296)
	1,255	398	410	3,622	1,030	773

(Loss) before non-controlling interest	(2,564)	(2,250)	(1,080)	(7,626)	(5,423)	(2,710)
Non-controlling interest	-	-	-	-	(13)	-
Net (loss) for the period	(2,564)	(2,250)	(1,080)	(7,626)	(5,410)	(2,710)

Operating (loss) per share (Note 2)
Basic and fully diluted	($0.004)	($0.006)	($0.003)	($0.013)	($0.015)	($0.009)
Net (loss) per share (Note 2)
Basic and fully diluted	($0.008)	($0.008)	($0.005)	($0.024)	($0.019)	($0.012)

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2005	2004	2003	2005	2004	2003
Cash provided by (used in)
Operating activities
Operating (loss) for the period	(1,309)	(1,852)	(670)	(4,004)	(4,393)	(1,937)

Other costs and expenses and non-controlling interests	(1,255)	(398)	(410)	(3,622)	(1,017)	(773)
Adjustments to reconcile net cash from operations (Note 4)	690	162	8	1,208	(430)	42

Changes in non-cash working capital balances (Note 4)	107	(203)	(180)	(135)	(360)	(516)

(1,767)	(2,291)	(1,252)	(6,553)	(6,200)	(3,184)

Investing activities
Expenditures on capital assets	(79)	(451)	(214)	(335)	(1,565)	(408)
Expenditures on mineral properties	(611)	(563)	(110)	(2,723)	(1,242)	(1,191)
	(690)	(1,014)	(324)	(3,058)	(2,807)	(1,599)

Financing activities
Loan payable	-	-	-	-	-	(44)
Issue of share capital net of issue costs (Note 1)	69	-	4,671	3,235	14,167	7,191
	69	-	4,671	3,235	14,167	7,147

Increase (decrease) in cash for the period	(2,388)	(3,305)	3,095	(6,376)	5,160	2,364
Cash and cash equivalents, beginning of period	2,482	12,644	1,133	6,470	4,179	1,864
Cash and cash equivalents, end of period	94	9,339	4,228	94	9,339	4,228

Caledonia Mining Corporation
Summary of Significant Accounting Policies
   For the nine months ended September 30, 2005, 2004 and 2003
(Unaudited)

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals. The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation.

The Company’s consolidated (all 100% owned) subsidiaries are Barbrook Mines Limited ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling"), Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O’ Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds.

Inventories

Inventories are stated at the lower of cost and net realizable value.

Caledonia Mining Corporation
Summary of Significant Accounting Policies (continued)
   For the nine months ended September 30, 2005, 2004 and 2003
(Unaudited)

Revenue Recognition

Revenue from the sale of precious metals is recognized when the benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets
Producing assets are recorded at cost less grants, accumulated amortization and write-downs. Producing assets are amortized using the straight line method based on the estimated useful lives of the assets. The estimated useful life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset. Barbrook continues to undertake activities to re-establish commercial operations and has been presented as a producing asset in these financial statements for 2005, 2004 and 2003.

Non-Producing Assets
Non-producing assets are recorded at cost less write downs.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

Mineral Properties

Producing Properties
When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of reserve tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum. Barbrook continues to undertake activities to re-commence commercial operations and has been presented as a producing asset in these financial statements for 2005, 2004 and 2003. Of the 22,931 tonnes mined during the third Quarter, 8,777 were from reserves with the balance from other sources, including development.

Non-Producing Properties
Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable ore reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project. However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

Caledonia Mining Corporation
Summary of Significant Accounting Policies (continued)
   For the nine months ended September 30, 2005, 2004 and 2003
(Unaudited)

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of any agreement, a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i) current assets and liabilities at period end rates;
(ii) all other assets and liabilities at historical rates, and
  (iii) revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred. Gains and losses arising on translation of long-term foreign currency denominated liabilities at each year end are reflected in income.

Asset Retirement Obligation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, “Asset Retirement Obligations”. This standard requires that a liability be recognized for retirement obligations to be settled as a result of an existing law, regulation, or contract.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
     For the nine months ended September 30, 2005, 2004 and 2003
(Unaudited)

1. Share Capital

Authorised:

An unlimited number of common shares
An unlimited number of preference shares

Issued - Common Shares
	Number of Shares	Amount ($000’s)
Balance, December 31, 2004	301,112,286	173,304
Issued in Quarter 2	34,888,888	3,166
Issued in Quarter 3	625,000	69
Balance September 30, 2005	336,626,174	176,539

           Issued - Preference Shares    Nil

Stock Option Plans

The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers. As at September 30, 2005, the Company had 16,898,000 common share options outstanding at an average price of $0.21 maturing at various dates until February 1, 2015.

Share Purchase Warrants

The Company has 26,607,909 share purchase warrants outstanding exercisable at an average price of $0.11 maturing on October 31, 2005.

2. Operating (Loss) and Net (Loss) Per Share

The operating (loss) and net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the third quarter and year to date, which amounted to 336,028,348 and 313,262,265, respectively. Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2005.

3. Other Expense (Income)

Included in other expense (income) are unrealized exchange translation losses of $979,000 (2004 - loss of $334,000, 2003 - gain of $304,000) and an amortization charge of $815,000. The amortization charge relates mainly to Barbrook, where increasing production levels lead to increasing amortization charges in terms of the accounting policies detailed under “Mineral Properties’ on page 14 above. Prior to the current fiscal year, amortization was only calculated at the end of the year due to the low tonnages processed by Barbrook. Amortization is now calculated for all of Caledonia’s capital assets and mineral properties on a quarterly basis.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
     For the nine months ended September 30, 2005, 2004 and 2003
(Unaudited)

4. Supplemental Cash Flow Information

Items not involving cash are as follows:

	2005	2004	2003
Accretion asset retirement obligation	-	16	24
Non-controlling interest	-	(13)	-
Stock option benefit expense	103	167
Compensation warrants expense	307	147	218
Gain on acquisition of non-controlling interest of subsidiary company	-	(724)	-
Amortization	815	-	-
Other	(17)	(23)	(200)
	1,208	(430)	42

The net changes in non-cash working capital balances for continuing operations are as follows:

	2005	2004	2003
Accounts payable	4	(340)	(351)
Accounts receivable	(45)	(193)	(156)
Inventories	(113)	47	-
Prepaid expenses	19	126	(9)
	(135)	(360)	(516)

Certain statements included herein are “forward-looking statements”. Management cautions that forward- looking statements are not guarantees, and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations, exploration or development programmes, or the financial condition of the Corporation, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Corporation with the various regulatory authorities having jurisdiction.

Corporate Directory

BOARD OF DIRECTORS
R. Fasel
W.I.L. Forrest
F.C. Harvey
S.E. Hayden
J. Johnstone
C.R. Jonsson
G. R. Pardoe

CORPORATE OFFICES
Canada - Head Office
Caledonia Mining Corporation
Unit 9, 2145 Dunwin Drive
Mississauga, Ontario
L5L 4L9 Canada
Tel: (1) (905) 607 7543
Fax: (1) (905) 607 9806
Web Site: http://www.caledoniamining.com
E-mail  info@caledoniamining.com

South Africa
Greenstone Management Services (Pty) Ltd.
P.O. Box 587
Johannesburg 2000
South Africa
Tel: (27) (11) 447 2499
Fax: (27) (11) 447 2554

Zambia
Caledonia Mining (Zambia) Limited
P.O. Box 36604
Lusaka, Zambia
Tel: (260) (1) 29 1574
Fax: (260) (1) 29 2154

SHARES LISTED
The Toronto Stock Exchange Symbol “CAL”
NASDAQ OTC BB Symbol “CALVF”
London Stock Exchange’s AIM Symbol “CMCL”

CAPITALIZATION at September 30, 2005
Authorised: Unlimited
Shares, Warrants and Options Issued:
Common Shares: 336,626,174
Warrants: 26,607,909
Options: 16,898,000

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4 Canada

Tupper, Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3 Canada

AUDITORS
BDO Dunwoody LLP
Chartered Accountants
Suite 3200, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada

REGISTRAR & TRANSFER AGENT
Equity Transfer Services Inc.
Suite 420 120 Adelaide Street West
Toronto, Ontario M5H 4C3 Canada
Tel: (1) (416) 361 0152
Fax: (1) (416) 361 0470

BANKERS
Canadian Imperial Bank of Commerce
6266 Dixie Road
Mississauga, Ontario
L5T 1A7 Canada

NOMINATED ADVISOR & BROKER
(for the Alternative Investment Market
 of the London Stock Exchange)
Seymour Pierce Limited
Bucklersbury House
3 Queen Victoria Street
London EC4N 8EL, England